Exhibit 99.2

[Execution Copy]

ADS RIGHTS AGENT AGREEMENT

May 18, 2017

The Bank of New York Mellon

Depositary Receipts

101 Barclay Street, 22nd Floor West

New York, New York 10286

Attention:  Joanne DiGiovanni Hawke

Ladies and Gentlemen:

Sibanye Gold Limited, a company incorporated under the laws of the Republic of South Africa (the “Company”), will grant to existing registered holders (the “ADS Holders”) of American Depositary Shares (“ADSs”) issued under the Deposit Agreement dated as of February 8, 2013 the “Deposit Agreement”) among the Company, The Bank of New York Mellon, as depositary (the “Depositary”), and all owners and holders from time to time of ADSs issued thereunder that are registered on the books of the Depositary as of May 23, 2017, 2017 (the “Record Date”) the right (the “Rights Offer”) to purchase new ADSs for $3.43 per New ADS (the “ADS Subscription Price”).  Each ADS Holder will receive 9 ADS rights (each, an “ADS Right”) for every 7 ADSs held on the Record Date, and each ADS Right will entitle the registered holder (a “Rights Holder”) to purchase one new ADS in the Rights Offer.  Each ADS represents four ordinary shares (each, a “Share”) of the Company.  The ADSs may be evidenced by American Depositary Receipts (“ADRs”).  However, no fractional ADS Rights will be distributed.  All ADS Rights entitlements will be rounded down to the nearest whole number of ADS Rights.  The ADS Rights are being granted in connection with a grant by the Company to holders of Shares of rights (“Share Rights”) to purchase additional Shares.

Pursuant to the Rights Offer, each Rights Holder may offer to subscribe for additional ADSs in excess of the number of ADSs that such Rights Holder is entitled to purchase (“Excess Application Rights”).  Following the expiration of the subscription period in connection with the Share Rights offering (the “Share Rights Offering”), to the extent unsubscribed Shares are reoffered to the Depositary as a result of unexercised share rights and ADS Rights, each Rights Holder will be allocated additional new ADSs in proportion to the number of additional ADSs for which such Rights Holder offered to subscribe.

ADS Holders wishing to exercise ADS Rights or to offer to subscribe for additional ADSs pursuant to Excess Application Rights must deposit $3.48 (the “Deposit Amount”) for each new ADS subscribed for or sought.  The Deposit Amount is equal to the ADS Subscription Price plus the Depositary’s fee of $.05 per ADS for issuance of the new ADSs.

The subscription period for the Rights Offer (the “Subscription Period”) is expected to commence on or about May 24, 2017 and will end at 5:00 p.m., New York time, on June 6, 2017, or a later date and time to which the Company has extended the Rights Offer with notice to the Agent (the “Expiration Time”).  The Rights Offer will be made to each Rights Holder by means of the prospectus dated April 17, 2017, as supplemented by a prospectus supplement dated May 18, 2017 (as so supplemented, the “Prospectus”).  The ADS Rights will be evidenced by certificates in the form of Annex A to this Agreement (“ADS Rights Certificates”).  The ADS Rights Certificates are to be used by the Rights Holders to subscribe for new ADSs in the Rights Offer.

The ADS Rights will be listed for trading on the New York Stock Exchange, will be in registered form and will be transferable by their holders.  Rights Holders will not be entitled to surrender ADS Rights for the purpose of withdrawing the underlying Share Rights, nor will holders of Share Rights be entitled to deposit those Share Rights for issuance of ADS Rights.

1.                                                                                                    The Company hereby appoints The Bank of New York Mellon as ADS rights agent (the “Agent”), and the Agent hereby accepts that appointment, on the terms and subject to the conditions set forth in this letter agreement (this “Agreement”).

2.                                      The Company shall request the Depositary to furnish to the Agent a list (the “Record ADS Holder List”) of the ADS Holders and their holdings of ADSs as of the Record Date.  The Company shall furnish to the Agent sufficient copies of the Prospectus,  ADS Rights Certificates (each blank, but bearing the facsimile signature of an authorized officer of the Company), a letter from the Company to registered holders of ADSs in the form of Annex B to this Agreement (the “Registered Holder Letter”), a letter to brokers and other securities intermediaries, in the form of Annex C to this Agreement (the “Broker Letter”) and a suggested form of letter from brokers and other securities intermediaries to their customers holding ADSs as of the Record Date, in the form of Annex D to this Agreement (the “Client Letter” and, together with the ADS Rights Certificates, the Registered Holder Letter and the Broker Letter, the “Rights Offer Material”).

3.                                      (a)                                 As soon as practicable after the Record Date and after receiving the materials specified in Section 2, the Agent shall prepare, countersign and register an ADS Rights Certificate in the name of each ADS Holder showing the number of ADS Rights to which that ADS Holder is entitled (except all entitlements shall be rounded down to the nearest whole ADS Right) and make that ADS Rights Certificate available to the Company.

(b)                                 The Company shall mail or cause to be mailed to each ADS Holder by overnight courier (i) an ADS Rights Certificate evidencing the ADS Rights to which that ADS Holder is entitled, (ii) a Registered Holder Letter and (iii) a return envelope addressed to the Agent.

(c)                                  The Company shall mail or cause to be mailed to each participant (a “Participant”) in The Depository Trust Company (“DTC”) having ADSs credited to its DTC account as the Record Date by overnight courier (i) a Broker Letter and (ii) copies of the Client Letter to be forwarded by them to customers having ADSs credited to their securities accounts as of the Record Date.

(d)                                 In the event that the Rights Offer Material is returned to the Agent for any reason and a proper delivery thereof cannot be effected to an ADS Holder, the Agent shall hold such Rights Offer Material, and that ADS Holder’s ADS Rights will be treated as unexercised.  The Agent shall supply the Company with such information as the Company may request with respect to any Rights Offer Material that cannot be delivered to an ADS Holder.

(e)                                  The Company or its information agent will send copies of the Prospectus to holders of ADS Rights upon their request received by the Company or its information agent.

4.                                      In the event that, prior to the Expiration Time, any Rights Holder notifies the Agent that the Rights Offer Material to which such Rights Holder is entitled has not been delivered, or has been lost, stolen or destroyed, the Agent may furnish to such Rights Holder a copy of the Rights Offer Material (subject, in the case of any ADS Rights Certificate, to compliance by the Rights Holder with the provisions of Section 7).  The Company agrees to supply the Agent with sufficient copies of the Rights Offer Material for such purposes.

5.                                      (a)                                 The ADS Rights Certificates shall be executed on behalf of the Company by any authorized officer of the Company (an “Authorized Officer”), which need not be the same authorized signatory for all of the ADS Rights Certificates, either manually or by facsimile signature.  The ADS Rights Certificates shall be countersigned by an authorized signatory of the Agent, which need not be the same signatory for all of the ADS Rights Certificates, and no ADS Rights Certificate shall be valid for any purpose unless so countersigned.  In case any Authorized Officer of the Company that signed any of the ADS Rights Certificates ceases to be an Authorized Officer of the Company before countersignature by the Agent and issuance and delivery by the Company, such ADS Rights Certificates, nevertheless, may be countersigned by the Agent, issued and delivered with the same force and effect as though the person who signed such ADS Rights Certificates had not ceased to be such officer of the Company.

(b)                                 Any ADS Rights Certificate, when duly endorsed in blank shall be negotiable, and when an ADS Rights Certificate  shall have been so endorsed the holder thereof may be treated by the Company, the Agent and all other persons dealing therewith as the absolute owner thereof for any purpose and as the person entitled to exercise the rights represented thereby, any notice to the contrary notwithstanding, but until such transfer is registered in the Agent’s register, the Company and the Agent may treat the registered holder thereof as the owner for all purposes.

6.                                      The Agent will keep or cause to be kept books for registration and transfer of the ADS Rights issued hereunder. Such books shall show the names and addresses of the respective Rights Holders, the number of ADS Rights evidenced by each of the ADS Rights Certificates and the date of each of the ADS Rights Certificates.  At any time at or prior to the Expiration Time, a transfer of any ADS Rights may be registered and any ADS Rights Certificate or ADS Rights Certificates may be split up, combined or exchanged for another ADS Rights Certificate or ADS Rights Certificates evidencing the same number of ADS Rights as the ADS Rights Certificate or ADS Rights Certificates surrendered.  Any registered holder desiring to register the transfer of ADS Rights or to split up, combine or exchange any ADS Rights Certificate shall make such request in writing delivered to the Agent, and shall surrender to the Agent the ADS Rights Certificate or ADS Rights Certificates evidencing the ADS Rights the transfer of which is to be registered or that is or are to be split up, combined or exchanged and, in the case of registration of transfer, shall provide a signature guarantee.  Thereupon, the Agent shall countersign and deliver to the person entitled thereto an ADS Rights Certificate or ADS Rights Certificates, as the case may be, as so requested.  The Company and the Agent may require payment, by the holder of ADS Rights requesting a registration of transfer of ADS Rights or a split-up, combination or exchange of an ADS Rights Certificate, of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with such registration of transfer, split-up, combination or exchange, together with reimbursement to the Company and the Agent of all reasonable expenses incidental thereto.

7.                                      Upon receipt by the Company and the Agent of evidence reasonably satisfactory to them of the loss, theft, destruction or mutilation of an ADS Rights Certificate, and, in case of loss, theft or destruction, of indemnity or security in customary form and amount, and reimbursement to the Company and the Agent of all reasonable expenses incidental thereto, and upon surrender to the Agent and cancellation of the ADS Rights Certificate if mutilated, the Agent shall, on behalf of the Company, countersign and deliver a new ADS Rights Certificate of like tenor to the registered holder in lieu of the ADS Rights Certificate so lost, stolen, destroyed or mutilated.  The Agent may charge Rights Holders an administrative fee for processing the replacement of lost ADS Rights Certificates, which shall be charged only once in instances where a single surety bond obtained covers multiple certificates.  Agent may receive compensation from the surety companies or surety agents for administrative services provided to them.

8.                                      (a)                                               The Agent is hereby authorized and directed to receive subscriptions for new ADSs on behalf of the Company until the Expiration Time.  Any funds that the Agent receives during the Subscription Period from Rights Holders in respect of payments for new ADSs shall be deposited in an account at The Bank of New York Mellon for the benefit of the Company (the “Deposit Account”).  Such funds shall remain in the Deposit Account until they are disbursed in accordance with Section 10 or 13.  The Agent will not be obligated to calculate or pay interest to any Rights Holder or the Company.

(b)                                               ADS Rights are validly exercised if the Agent receives prior to the Expiration Time:

(i)  (A)  An ADS Rights Certificate on which the subscription form has been properly completed with respect to those ADS Rights or (B) notice of a proper exercise of those ADS Rights through DTC’s automated system; and

(ii)  Payment of the Deposit Amount for the new ADSs to which those ADS Rights relate by (A) a certified or official bank check payable to “The Bank of New York Mellon” or (B) payment through DTC’s automated system.

(c)                                  Additional new ADSs are validly requested pursuant to Excess Application Rights if the Agent receives prior to the Expiration Time:

(i)  (A)  An ADS Rights Certificate on which the excess application form has been properly completed or (B) notice of a request for additional new ADSs pursuant to Excess Application Rights through DTC’s automated system; and

(ii)  Payment of the Deposit Amount for those additional new by (A) a certified or official bank check payable to “The Bank of New York Mellon” or (B) payment through DTC’s automated system.

(d)                                 The Agent will examine the ADS Rights Certificates received by it to ascertain whether the subscription forms appear to it to have been completed and executed in accordance with the applicable instructions.  In the event the Agent determines that the subscription form on any ADS Rights Certificate does not appear to have been properly completed or executed, or where the ADS Rights Certificate does not appear to be in proper form for subscription, or any other irregularity in connection with the subscription appears to exist, it will follow, where possible, its regular procedures to attempt to cause such irregularity to be corrected.  The Agent is not authorized to waive any irregularity in connection with the subscription, unless specifically so instructed by the Company.  If any such irregularity is neither corrected nor waived by the Company in writing, the Agent will return to the subscribing holder (at the Agent’s option by either first class mail under a blanket surety bond or insurance protecting the Agent and the Company from losses or liabilities arising out of the non-receipt or nondelivery of ADS Rights Certificates or by registered mail insured separately for the value of such ADS Rights) to such holder’s address as set forth in the subscription any ADS Rights Certificates surrendered in connection therewith and any other documents received with such ADS Rights.

(e)                                  The Agent will follow its regular procedures to attempt to reconcile any discrepancies between the number of ADS Rights that any ADS Rights Certificate may indicate are held by a Rights Holder and the number that the Record ADS Holders List indicates were issuable to such Rights Holder.  In any instance where the Agent cannot reconcile such discrepancies by following such procedures, it will consult with the Company for written instructions as to the number of new ADSs, if any, that the relevant Rights Holder is authorized to purchase.  In the absence of such instructions, the Agent is authorized not to deliver any new ADSs to such Rights Holder.

(f)                                   Subject to the next sentence, the Agent shall accept subscriptions from a Rights Holder whose ADS Rights Certificate is alleged to have been lost, stolen or destroyed upon receipt by the Agent of an affidavit of theft, loss or destruction and a bond of indemnity in form and substance satisfactory to the Agent, accompanied by payment of the Deposit Amount for the total number of new ADSs subscribed for or sought (and all other applicable fees).  Upon receipt of such affidavit and bond of indemnity and compliance with any other applicable requirements, stop orders shall be placed on that ADS Rights Certificate, and Agent shall withhold delivery of the new ADSs subscribed for until Agent determines that the ADS Rights evidenced by that ADS Rights Certificate have not otherwise been purported to have been exercised or otherwise surrendered.  The Agent may charge Rights Holders an administrative fee for processing the subscription of ADS Rights evidenced by lost ADS Rights Certificates, which shall be charged only once in instances where a single surety bond obtained covers multiple certificates.  Agent may receive compensation from the surety companies or surety agents for administrative services provided to them.

(g)                                  The Agent shall accept subscriptions, without further authorization or direction from the Company, without procuring supporting legal papers or other proof of authority to sign (including without limitation proof of appointment of a fiduciary or other person acting in a representative capacity), and without signatures of co-fiduciaries, co-representatives or any other person:

(i)  if the ADS Rights are registered in the name of a fiduciary and the subscription form is executed by and new ADSs are to be issued in the name of such fiduciary;

(ii)  if the ADS Rights are registered in the name of joint tenants and the subscription form is executed by one of the joint tenants, provided the new ADSs are to be  issued in the names of, and are to be delivered to, such joint tenants;

(iii)  if the ADS Rights are registered in the name of a corporation and the subscription form is executed by a person in a manner which appears or purports to be done in the capacity of an officer, or agent thereof, provided the new ADSs are to be issued in the name of such corporation; or

(iv)  if the ADS Rights are registered in the name of an individual and the subscription form is executed by a person purporting to act as such individual’s executor, administrator or personal representative, provided that the new ADSs are to be registered in the name of the subscriber as executor or administrator of the estate of the deceased registered holder and the Agent is not aware of any evidence indicating the subscriber is not the duly authorized representative that he purports to be.

(h)                                 The Agent shall refer to the Company for specific instructions as to acceptance or rejection, subscriptions received after the Expiration Time, subscriptions not authorized to be accepted under this Section 8 and subscriptions otherwise failing to comply with the requirements of the Prospectus and the terms and conditions of the ADS Rights.

9.                                      (a)                                 The Agent shall advise the Company daily by e-mail to the attention of Charl Keyter (charl.keyter@sibanyegold.co.za), Richard Stewart (richard.stewart@sibanyegold.co.za) and James Wellsted (james.wellsted@sibanyegold.co.za) (the “Company Representatives”), with copies to Charlie Walker

(charlie.walker@jpmorgancazenove.com), Anne Ross (anne.ross@jpmorgancazenove.com), Stephen Friesenecker (ecm@rmb.co.za), Andrew J Robinson (andrew.j.robinson@hsbcib.com), Tony Sand (tony.sand@hsbcib.com), Mark Maislish (Mark.Maislish@morganstanley.com) and Suneel Hargunani (emeaecm.notices@citi.com) as to the total number of new ADSs subscribed for upon exercise of ADS Rights, the number of new ADSs sought pursuant to Excess Application Rights and the total amount of funds received, with cumulative totals for each.

(b)                                 As promptly as practicable, but in any event on or before 5:00 p.m., New York City time, on the first business day following the Expiration Time, the Agent shall advise the Company Representatives of (i) the final number of new ADSs subscribed for upon exercise of ADS Rights and (ii) the final number of additional new ADSs sought pursuant to Excess Application Rights.

10.                               (a)                                 As promptly as practicable after the Expiration Date and prior to the expiration of the subscription period in connection with the Share Rights offering, the Agent shall (i) pay to the Company by wire transfer to: [•]

the aggregate ADS Subscription Price for the number of new ADSs specified in Section 9(b)(i) and (ii)  instruct the Depositary to (A) exercise the Share Rights underlying that number of ADS Rights and (B) upon receipt by the Depositary’s South African custodian (the “Custodian”) of the Shares delivered upon exercise of those Share rights, deliver the ADSs issuable in respect of those Shares to the Agent.  The Agent shall deliver those ADSs to the Rights Holders entitled to them as promptly as practicable.

(b)  The Company shall notify the Agent if and when unsubscribed Shares are allocated to the Depositary in respect of requests made pursuant to Excess Application Rights received by the Agent from Rights and the amount of Shares so allocated.  As soon as practicable after receiving a notice of that kind, the Agent shall, prior to the deadline to subscribe for unsubscribed Shares, (i) pay to the Company by wire transfer to the details set forth in paragraph (a) above the aggregate ADS Subscription Price for the lesser of (A) number of new ADSs specified in Section 9(b)(ii) and (B) the largest number of whole new ADSs that could be issued upon deposit of the number of Shares of which the Agent received notice under this Section 10(b) (ii)  instruct the Depositary to (A) subscribe for that number of additional Shares so purchased and (B) upon receipt by the Custodian of those Shares, deliver the ADSs issuable in respect of those Shares to the Agent.  The Agent shall deliver those ADSs to the Rights Holders entitled to them as promptly as practicable.

11.                               As soon as practicable following the expiration of the Share Rights and the closing date for the reoffering of remaining unsubscribed Shares, if applicable, the Company shall deposit the Shares purchased by the Depositary pursuant to exercise of Share Rights pursuant to Excess Application Rights with the Custodian.

12.                               [Reserved.]

13.                               If for any reason the Company instructs the Agent in writing that the Share Rights Offering will not proceed, the Agent shall refund the Deposit Amount paid, without interest and net of any expenses which were incurred and not refunded to the Agent, to the subscribing Rights Holders entitled thereto.

14.                               The Depositary will register new ADSs purchased in the Rights Offer in the name of the Agent on an uncertificated basis.  Except in the case of subscriptions received from Participants, the Agent will instruct the Depositary to re-register those new ADSs on an uncertificated basis in the names of the Rights Holders entitled to them and to mail confirmations of those registrations to those Rights Holders. The Agent will instruct the Depositary to re-

register new ADSs subscribed through Participants in DTC on a certificated basis in the name of DTC’s nominee and to deliver those ADSs to DTC by credit through DTC’s automated system.

15.                               The Agent shall date and time stamp each document received by it relating to its duties hereunder when received.

16.                               The Company shall take any and all action, including without limitation obtaining the authorization, consent, lack of objection, registration or approval of any governmental authority, or the taking of any other action under the laws of the United States or any other applicable jurisdiction, to insure that all new Shares and new ADSs issuable upon the exercise of the ADS Rights or pursuant to Excess Application Rights, at the time of delivery of those securities (subject to payment of the subscription price), will be duly and validly issued and fully paid and nonassessable Shares or ADSs, free from all preemptive rights and taxes, liens, charges and security interests created by or imposed by the Company with respect thereto.

17.                               The Company shall from time to time take all action necessary or appropriate to obtain and keep effective all registrations, permits, consents and approvals of the Securities and Exchange Commission and any other governmental agency or authority and make such filings under Federal and state laws which may be necessary or appropriate in connection with the issuance, sale, transfer and delivery of ADS Rights or new Shares or new ADSs issued upon exercise of the ADS Rights or pursuant to Excess Application Rights.

18.                               If new ADSs are to be registered to a person other than the person in whose name a surrendered ADS Rights Certificate is registered, the Agent will not so register those  new ADSs until the related ADS Rights Certificate has been properly endorsed (or otherwise put in proper form for transfer).

19.                               Should any issue arise regarding federal income tax reporting or withholding, the Agent will take such reasonable action as the Company requests in writing, which may entail additional fees or expenses to be paid by the Company.

20.                               Any instructions given to the Agent orally, as permitted by any provision of this Agreement, shall be confirmed in writing by the Company as soon as practicable.  The Agent shall not be liable or responsible and shall be fully authorized and protected for acting in good faith, or failing to act in good faith, in accordance with any oral instructions which do not conform with the written confirmation received in accordance with this Section 20.

21.                               (a)                                 Whether or not any ADS Rights are exercised, for the Agent’s services as Agent hereunder, the Company shall pay to the Agent compensation for the Agent’s services in accordance with the written fee schedule that has been provided to the Company by the Agent, together with reimbursement for its documented out-of-pocket expenses, including, without limitation the charges of Computershare for services provided by it to the Agent and the fees and disbursements of the Agent’s legal counsel.  While the Agent endeavors to maintain out-of-pocket charges (both internal and external) at competitive rates, these charges may not reflect actual out-of-pocket costs, and may include handling charges to cover internal processing and use of the Agent’s billing systems.

(b)                                 All amounts owed to Agent under this Agreement are due within 30 days of the invoice date.  Delinquent payments are subject to a late payment charge of one and one-half percent (1.5%) per month commencing 45 days from the invoice date.  The Company agrees to reimburse the Agent for any attorney’s fees and any other costs associated with collecting delinquent payments.

(c)                                  No provision of this Agreement shall require Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties under this Agreement or in the exercise of its rights.

22.                               As Agent for the Company hereunder the Agent:

(a)                                 shall have no duties or obligations other than those specifically set forth herein or as may subsequently be agreed to in writing by the Agent and the Company;

(b)                                 shall have no obligation to deliver any new ADSs unless and until delivered to the Agent by the Depositary;

(c)                                  shall be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value, or genuineness of any ADS Rights surrendered to the Agent hereunder or new Shares or new ADSs issued upon exercise of ADS Rights, and will not be required to or be responsible for and will make no representations as to, the validity, sufficiency, value or genuineness of the Rights Offer;

(d)                                 shall not be obligated to take any legal action hereunder; if, however, the Agent determines to take any legal action hereunder, and where the taking of such action reasonably may, in its judgment, subject or expose it to any expense or liability it shall not be required to act unless it has been furnished with an indemnity satisfactory to it;

(e)                                  may rely on and shall be fully authorized and protected in acting in good faith or failing to act in good faith upon any certificate, instrument, opinion, notice, letter, telegram, telex, facsimile transmission or other document or security delivered to the Agent and believed by it to be genuine and to have been signed by the proper party or parties;

(f)                                   shall not be liable or responsible for any recital or statement contained in the Prospectus or any other documents relating thereto;

(g)                                  shall not be liable or responsible for any failure on the part of the Company to comply with any of its covenants and obligations relating to the Rights Offer, including without limitation obligations under applicable securities laws;

(h)                                 may rely on and shall be fully authorized and protected in acting in good faith or failing to act in good faith upon the written, telephonic or oral instructions with respect to any matter relating to its duties as Agent covered by this Agreement (or supplementing or qualifying any such actions) of officers of the Company, and is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from the Company or counsel to the Company, and may apply to the Company, for advice or instructions in connection with the Agent’s duties hereunder, and the Agent shall not be liable for any delay in acting in good faith while waiting for those instructions; any applications by the Agent for written instructions from the Company may, at the option of the Agent, set forth in writing any action proposed to be taken or omitted by the Agent under this Agreement and the date on or after which such action shall be taken or such omission shall be effective; the Agent shall not be liable for any action taken by, or omission of, the Agent in accordance with a proposal included in such application on or after the date specified in such application (which date shall not be less than two business days after the date such application is sent to the Company, unless the Company shall have consented in writing to any earlier date) unless prior to taking any such action, the Agent shall have received written instructions in response to such application specifying the action to be taken or omitted;

(i)                                     may consult with counsel satisfactory to the Agent, including its in-house counsel, and the advice of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered, or omitted by it hereunder in good faith and in accordance with the advice of such counsel;

(j)                                    may perform any of its duties hereunder either directly or by or through nominees, correspondents, designees, subagents or subcustodians, and it shall not be liable or responsible for any misconduct or negligence on the part of any nominee, correspondent, designee, subagent or subcustodian appointed with reasonable care by it in connection with this Agreement;

(k)                                 is not authorized, and shall have no obligation, to pay any brokers, dealers, or soliciting fees to any person and

(l)                                     shall not be required hereunder to comply with the laws or regulations of any country other than the United States of America or any political subdivision thereof; and Agent may consult with foreign counsel, at the Company’s expense, to resolve any foreign law issues that may arise as a result of the Company or any other party being subject to the laws or regulations of any foreign jurisdiction.

23.                               (a)                                               In the absence of gross negligence or willful misconduct on its part, Agent shall not be liable for any action taken, suffered, or omitted by it or for any error of judgment made by it in the performance of its duties under this Agreement.  Anything in this Agreement to the contrary notwithstanding, in no event shall Agent be liable for special, indirect, incidental, consequential or punitive losses or damages of any kind whatsoever (including but not limited to lost profits), even if Agent has been advised of the possibility of such losses or damages and regardless of the form of action.  Any liability of Agent will be limited in the aggregate to the amount of fees paid by the Company hereunder.  Agent shall not be liable for any failures, delays or losses, arising directly or indirectly out of conditions beyond its reasonable control including, but not limited to, acts of government, exchange or market ruling, suspension of trading, work stoppages or labor disputes, fires, civil disobedience, riots, rebellions, storms, electrical or mechanical failure, computer hardware or software failure, communications facilities failures including telephone failure, war, terrorism, insurrection, earthquakes, floods, acts of God or similar occurrences.

(b)                                 In the event any question or dispute arises with respect to the proper interpretation of the Rights Offer or the Agent’s duties under this Agreement or the rights of the Company or of any ADS Holders or Rights Holders surrendering ADS Rights pursuant to the Rights Offer, the Agent shall not be required to act and shall not be held liable or responsible for its refusal to act until the question or dispute has been judicially settled (and, if appropriate, it may file a suit in interpleader or for a declaratory judgment for such purpose) by final judgment rendered by a court of competent jurisdiction, binding on all persons interested in the matter which is no longer subject to review or appeal, or settled by a written document in form and substance satisfactory to you and executed by the Company and each such holder.  In addition, the Agent may require for such purpose, but shall not be obligated to require, the execution of such written settlement by all the ADS Holders, Rights Holders and all other persons that may have an interest in the settlement.

24.                               The Company covenants to indemnify the Agent and hold it harmless from and against any loss, liability, claim or expense (“Loss”) arising out of or in connection with the Agent’s duties under this Agreement, including the costs and expenses of defending itself against any Loss, unless such Loss shall have been determined by a court of competent jurisdiction to be a result of the Agent’s gross negligence or willful misconduct.

25.                               Unless terminated earlier by the parties hereto, this Agreement shall terminate 90 days after the Expiration Date (the “Termination Date”).  On the business day following the Termination Date, the Agent shall deliver to the Company any Rights Offer entitlements, if any, held by the Agent under this Agreement.  The Agent’s right to be reimbursed for fees, charges and out-of-pocket expenses as provided in Section 21 above and the indemnification provisions of Section 24 above shall survive the termination of this Agreement.

26.                               If any provision of this Agreement shall be held illegal, invalid, or unenforceable by any court, this Agreement shall be construed and enforced as if such provision had not been contained herein and shall be deemed an Agreement among the parties to it to the full extent permitted by applicable law.

27.                               (a)  The Company represents and warrants that (i) it is duly incorporated, validly existing and in good standing under the laws of its  jurisdiction of incorporation, (ii) the making and consummation of the Rights Offer and the execution, delivery and performance of all transactions contemplated thereby (including this Agreement) have been duly authorized by all necessary corporate action and will not result in a breach of or constitute a default under the articles of association, bylaws or any similar document of the Company or any indenture, agreement or instrument to which it is a party or is bound, (iii) this Agreement has been duly executed and delivered by the Company and constitutes the legal, valid, binding and enforceable obligation of the Company, (iv) the Rights Offer will comply in all material respects with all applicable requirements of law and (v) to the best of its knowledge, there is no litigation pending or threatened as of the date hereof in connection with the Rights Offer.

(b)  The Agent represents and warrants that (i) it is duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, (ii) the execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate action and will not result in a breach of or constitute a default under the articles of association, bylaws or any similar document of the Agent or any indenture, agreement or instrument to which it is a party or is bound, and (iii) this Agreement has been duly executed and delivered by the Agent and constitutes the legal, valid, binding and enforceable obligation of the Agent.

28.                               In the event that any claim of inconsistency between this Agreement and the terms of the Rights Offer arise, as they may from time to time be amended, the terms of the Rights Offer shall control, except with respect to the duties, liabilities and rights, including compensation and indemnification of the Agent, which shall be controlled by the terms of this Agreement.

29.                               Set forth in Annex E hereto is a list of the names and specimen signatures of the persons authorized to act for the Company under this Agreement.  The Company shall, from time to time, certify to you the names and signatures of any other persons authorized to act for the Company under this Agreement.

30.                               Except as expressly set forth elsewhere in this Agreement, all notices, instructions and communications under this Agreement shall be in writing, shall be effective upon receipt and shall be addressed, if to the Company, to its address set forth beneath its signature to this Agreement, or, if to the Agent, to The Bank of New York Mellon, 101 Barclay Street, 22 West, New York, New York 10286, Attention:  Joanne DiGiovanni Hawke, with a copy to Computershare, 480 Washington Boulevard, Jersey City, New Jersey 07310, Attention:          , or to such other address of which a party hereto has notified the other party.

31.                               (a)                                 This Agreement shall be governed by and construed in accordance with the laws of the State of New York.  All actions and proceedings brought by the Agent relating to or arising from, directly or indirectly, this Agreement may be litigated in courts located within the State of New York.  The Company hereby submits to the personal jurisdiction of such courts and consents that any service of process may be made by certified or registered mail, return receipt requested, directed to the Company at its address last specified for notices hereunder.  Each of the parties hereto hereby waives the right to a trial by jury in any action or proceeding arising out of or relating to this Agreement.

(b)                                 This Agreement shall inure to the benefit of and be binding upon the successors and assigns of the parties hereto.  This Agreement may not be assigned, or otherwise transferred, in whole or in part, by either party without the prior written consent of the other party, which the other party will not unreasonably withhold, condition or delay; except that (i) consent is not required for an assignment or delegation of duties by Agent to any affiliate of Agent and (ii) any reorganization, merger, consolidation, sale of assets or other form of business combination by Agent shall not be deemed to constitute an assignment of this Agreement.

(c)                                  No provision of this Agreement may be amended, modified or waived, except in a written document signed by both parties.

(d)                                 This Agreement is for the exclusive benefit of the parties hereto and shall not be deemed to give any legal or equitable right, remedy or claim whatsoever to any other person.

Please acknowledge receipt of this letter and confirm your agreement concerning your appointment as Agent, and the arrangements herein provided, by signing and returning the enclosed copy hereof, whereupon this Agreement and your acceptance of the terms and conditions herein provided shall constitute a binding Agreement between us.

Very truly yours,

SIBANYE GOLD LIMITED

By:
Name:

Title:

Address for notices:

Attention:
Telephone:
Facsimile:
E-mail:

Accepted as of the date
above first written:

THE BANK OF NEW YORK MELLON,
As Agent

By:
Name:
Title:

Annex A	Form of ADS Rights Certificate
Annex B	Form of Registered Holder Letter
Annex C	Form of Broker Letter
Annex D	Form of Client Letter
Annex E	Authorized Representatives

ANNEX A

FORM OF ADS RIGHTS CERTIFICATE

ANNEX B

FORM OF REGISTERED HOLDER LETTER

ANNEX C

FORM OF BROKER LETTER

ANNEX D

FORM OF CLIENT LETTER

ANNEX E

AUTHORIZED REPRESENTATIVES

NAME	TITLE	SIGNATURE
Neal Froneman	Chief Executive Officer

Charl Keyter	Chief Financial Officer